

October 20, 2014

Michael A. Reynolds
Executive Vice President and Chief Financial Officer
Pacific Continental Corp.
111 West 7th Avenue
Eugene, OR 97401

> **Re: Pacific Continental Corp**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 14, 2014**
> **Form 10-Q for Quarterly Periods Ended**
> **March 31, 2014 and June 30, 2014**
> **Filed May 9, 2014 and August 8, 2014**
> **File No. 000-30106**

Dear Mr. Reynolds:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant